UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          SSA GLOBAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    78465P108
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      78465P108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:         43,154,836*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:    43,154,836*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            *
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                        43,154,836*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     66.3%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   As of May 31, 2005, SSA Investor, LLC, SSA Warrant  Holdings,  LLC,  Ableco,
L.L.C., Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. (collectively, the "Cerberus Entities") held in the aggregate 43,154,836 shares of the common stock, par value $0.01 per share (the "Shares") of SSA Global Technologies, Inc., a Delaware corporation (the "Company"). Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by the Cerberus Entities. Thus, as of May 31, 2005, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 43,154,836 Shares, or 66.3% of the Shares deemed issued and outstanding as of that date.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          As described in Item 5 of this Schedule 13D Amendment No. 1, on May 31, 2005, the Cerberus Entities converted the 2,250,000 Preferred Shares they held into 39,566,086 Shares.


Item 4.   Purpose of Transaction.
          -----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D. This Schedule 13D Amendment No. 1 is being filed as a result of the Cerberus Entities' conversion of 2,250,000 Preferred Shares into 39,566,086 Shares, as described in Item 5 of this Schedule 13D Amendment No. 1.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          On May 31, 2005, the Cerberus Entities converted the 2,250,000 Preferred Shares they held into 39,566,086 Shares (including 6,941,086 Shares issued as a result of the accreted value of dividends on the Preferred Shares as of that date). Based upon Amendment No. 11 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 25, 2005, there were 65,124,964 Shares issued and outstanding as of May 25, 2005. As of May 31, 2005, the Cerberus Entities held in the aggregate 43,154,836 Shares.

          Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by the Cerberus Entities. Thus, as of May 31, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 43,154,836 Shares, or 66.3% of the Shares deemed issued and outstanding as of that date.

          The only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the filing of the
Schedule 13D by Mr. Feinberg dated as of May 25, 2005, was the May 31, 2005 conversion of 2,250,000 Preferred Shares into 39,566,086 Shares described above.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 6, 2005


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the  investment manager for  each of
                                            the Cerberus Entities.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).